437 Madison Avenue

New York, New York 10022-7001

(212) 940-3000

Fax: (212) 940-3111

Jennifer C. Kurtis

Direct Dial: (212) 940-3779

Direct Fax: (866) 262-5177

E-Mail: jkurtis@nixonpeabody.com

October 19, 2009

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-160634

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to the Company’s registration statement on Form S-1 (File No. 333-160634) (the “Registration Statement”), communicated telephonically by Edwin Kim on October 16, 2009. We are filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in response to such comments, which amends only Part II of the Registration Statement. We have included with this letter two copies of such filing, one of which has been marked to show changes from the cover page and Part II of the Registration Statement as filed on October 14, 2009.

For reference purposes, each of the Staff’s comments is summarized below, followed by the Company’s response.

1.	Prior to effectiveness, please have a Nasdaq representative call the Staff to confirm that your securities have been approved for listing.

RESPONSE: On October 19, 2009, Tamara Kondic of Nasdaq spoke with Edwin Kim of the Staff and confirmed that Nasdaq has approved the Company’s securities for listing.

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority.

RESPONSE: Prior to effectiveness, the Company will request the staff of the Financial Industry Regulatory Authority to contact the Staff and advise that it does not object to the amount of compensation allowable or payable to the underwriters in connection with the offering.

3.	Please file the commitment letter and term sheet relating to the new credit facility, together with the credit agreement providing for the new credit facility, as exhibits to the Registration Statement or explain why they are not required to be so filed.

RESPONSE: The commitment letter and the accompanying term sheet relating to the new credit facility have been filed as Exhibit 10.21 to Amendment No. 7. The form of credit agreement providing for the new credit facility is still being negotiated, and thus cannot be filed as an exhibit to the Registration Statement. The credit agreement will be executed on the closing date of the offering, and the Company will file it as an exhibit to a Current Report on Form 8-K or Quarterly Report on Form 10-Q as required thereafter.

*  *  *  *  *

Thank you for your assistance regarding this matter. Please contact Lloyd H. Spencer at (202) 585-8303 or the undersigned at (212) 940-3779 with any further comments or questions you may have.

Sincerely,

/s/ JENNIFER C. KURTIS

Jennifer C. Kurtis

cc:	Mr. Bill Kearns
Mr. Raj Rajan
Edwin S. Kim, Esq.
Pamela Howell, Esq.
Mr. Mark S. Heaney
Mr. Francis J. Leonard
Mr. Mark L. First
Mr. Simon A. Bachleda
Colin J. Diamond, Esq.
Dominick P. DeChiara, Esq.
Lloyd H. Spencer, Esq.